UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT

1. A company announcement made on July 28, 2011.

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: August 1, 2011	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

3

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 28, 2011
URL: http://www.komatsu.com/
Consolidated Business Results for the First Quarter of the Fiscal Year Ending
March 31, 2012 (U.S. GAAP)
1. Results for the First Quarter of the Fiscal Year Ending March 31, 2012
(Amounts are rounded to the nearest million yen)
(1) Consolidated Financial Highlights

	Millions of yen except per share amounts
	First quarter	First quarter
	ended June 30,	ended June 30,
	2011	2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	494,177	447,140	47,037	10.5%
Operating income	68,369	54,075	14,294	26.4%
Income before income taxes and equity in earnings of affiliated companies	68,441	50,104	18,337	36.6%
Net income attributable to Komatsu Ltd.	55,706	30,697	25,009	81.5%
Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥57.55	¥31.72	¥25.83
Diluted	¥57.50	¥31.70	¥25.80

Note:	Comprehensive income (loss):

First quarter period ended June 30, 2011: 45,305 millions of yen

First quarter period ended June 30, 2010: (7,636) millions of yen
(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of June 30, 2011	As of March 31, 2011
Total assets	2,216,071	2,149,137
Total equity	988,693	972,680
Komatsu Ltd. shareholders’ equity	948,057	923,843
Komatsu Ltd. shareholders’ equity ratio	42.8%	43.0%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥979.41	¥954.48
2. Dividends
(For the fiscal years ended March 31, 2011 and ending March 31, 2012)

	2011	2012 Projections
Cash dividends per share (Yen)
First quarter period
Interim (Second quarter period)	18	21
Third quarter period
Year-end	20	21
Total	38	42

Note:	Changes in the projected cash dividend as of July 28, 2011: None

3. Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)

	Millions of yen except per share amounts
	The first half of the year		The full fiscal year
		Changes		Changes
Net sales	1,065,000	23.9%	2,150,000	16.6%
Operating income	143,000	37.6%	305,000	36.8%
Income before income taxes and equity in earnings of affiliated companies	141,000	40.8%	300,000	36.5%
Net income attributable to Komatsu Ltd.	100,000	56.8%	200,000	32.7%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥103.32		¥206.63

Notes:	1) Changes in the projected consolidated business results as of July 28, 2011: None

2)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.
4. Others
(1)	Changes in important subsidiaries during the first quarter period under review: Applicable Removed (merger): 1 company Komatsu Utility Co., Ltd.

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in accounting standards, procedures and presentations for the preparation of consolidated quarterly financial statements
1)	Changes resulting from revisions in accounting standards, etc.: None

2)	Change in other matters except for 1) above: None
(4)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) were as follows:

As of June 30, 2011:	998,744,060 shares
As of March 31, 2011:	998,744,060 shares
2)	The numbers of shares of treasury were as follows:

As of June 30, 2011:	30,760,732 shares
As of March 31, 2011:	30,841,419 shares
3)	The weighted average numbers of common shares outstanding were as follows:

First quarter period ended June 30, 2011:	967,942,471 shares
First quarter period ended June 30, 2010:	967,834,078 shares

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.4

(2) Financial Conditions	P.8

(3) Projections for the Fiscal Year Ending March 31, 2012	P.8

Financial Statements

(1) Condensed Consolidated Balance Sheets	P.9

(2) Condensed Consolidated Statements of Income	P.11

(3) Consolidated Statements of Equity	P.12

(4) Consolidated Statements of Cash Flows	P.13

(5) Note to the Going Concern Assumption	P.14

(6) Business Segment Information	P.14

(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity	P.14

Management Performance and Financial Conditions
(1) Outline of Operations and Business Results
Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) have embarked on the Global Teamwork for Tomorrow mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013. Under this management plan, Komatsu is focusing its efforts on (1) promotion of ICT applications to products and parts, (2) further advancement of environmental friendliness and safety in machine performance, (3) expansion of sales and service operations in Strategic Markets, and (4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.
In the first quarter (three months from April 1 to June 30, 2011) of the second year of the ongoing management plan, demand for construction and mining equipment continued to remain brisk in Strategic Markets, especially in Asia, while it declined in China and some other countries. In Traditional Markets, demand recovered steadily. Demand for industrial machinery continued to recover slowly. Against this backdrop, consolidated net sales increased to JPY494.1 billion (USD6,101 million, at USD1=JPY81) for the first quarter under review, up 10.5% from the corresponding period a year ago.
In the first quarter under review, the Japanese currency appreciated against the U.S. dollar and Renminbi more than the previous first quarter a year ago; however, Komatsu expanded the volume of sales, while improving selling prices as well as production and other costs. As a result, operating income for the first quarter advanced to JPY68.3 billion (USD844 million), up 26.4% from the corresponding period a year ago. Similarly, operating income ratio improved by 1.7 percentage points to 13.8%. Income before income taxes and equity in earnings of affiliated companies increased by 36.6% to JPY68.4 billion (USD845 million). Net income attributable to Komatsu Ltd. totaled JPY55.7 billion (USD688 million), an improvement of 81.5%.
While Komatsu had initially been concerned about some adverse effects on its production and procurement operations from the Great East Japan Earthquake of March 11, 2011 and the subsequent shortage of power supply, all its plants have been operating in good condition. In addition to continuing its energy-saving efforts in various ways, Komatsu has increased the amount of in-house power generation equipment, as it works to sustain stable production in order to smoothly supply construction equipment to the disaster-stricken regions.
[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

[Consolidated Financial Highlights]

	Millions of yen
	First quarter	First quarter
	ended June 30,	ended June 30,
	2011	2010
	1USD=JPY81	1USD=JPY91
	1EUR=JPY118	1EUR=JPY115
	1RMB=JPY12.5	1RMB=JPY13.4	Changes
	[A]	[B]	[(A-B)/B]
Net sales	494,177	447,140	10.5%
Operating income	68,369	54,075	26.4%
Income before income taxes and equity in earnings of affiliated companies	68,441	50,104	36.6%
Net income attributable to Komatsu Ltd.	55,706	30,697	81.5%
Business results by operation are described below.
[Sales by Operation]

	Millions of yen
	First quarter	First quarter
	ended June 30,	ended June 30,
	2011	2010	Changes
	[A]	[B]	[(A-B)/B]
Construction, Mining and Utility Equipment	435,324	405,206	7.4%
Industrial Machinery and Others	58,853	41,934	40.3%
Total	494,177	447,140	10.5%
Construction, Mining and Utility Equipment
In Strategic Markets, demand remained strong, centering on Asia, while it declined in China, Brazil and some other countries. In Traditional Markets, demand in Japan and North America recovered firmly. Against this backdrop, consolidated net sales of construction, mining and utility equipment totaled JPY435.3 billion (USD5,374 million) for the first quarter under review, up 7.4% from the corresponding period a year ago.
During the first quarter, Komatsu began launching the HB205 and HB215LC hybrid hydraulic excavators on overseas markets, which followed their market introduction in Japan in December last year. With respect to the utility equipment business, which consists of forklift trucks and mini construction equipment, the Company absorbed and merged with Komatsu Utility Co., Ltd. in April this year in order to speed up the pace of strengthening its business in overseas markets, further improve their product competitiveness, and streamline the efficiency of product development.

[Sales of Construction, Mining and Utility Equipment by Region]

	Millions of yen
	First quarter ended	First quarter ended
	June 30, 2011	June 30, 2010	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	61,436	54,419	7,017	12.9%
Americas	106,173	98,249	7,924	8.1%
Europe & CIS	53,556	39,603	13,953	35.2%
China	75,454	98,493	(23,039)	(23.4)%
Asia* & Oceania	109,109	92,972	16,137	17.4%
Middle East & Africa	29,596	21,470	8,126	37.8%
Total	435,324	405,206	30,118	7.4%

*	Excluding Japan and China
Japan
As demand grew for construction equipment, an essential tool for the recovery and reconstruction of the disaster-stricken regions of the Great East Japan Earthquake and tsunami, centering on rental use, Komatsu quickly recovered production and secured supply operations. As a result, first-quarter sales improved from the previous first quarter a year ago. Sales of new hybrid hydraulic models remained brisk.
With respect to the rental equipment business, the Company has decided to reorganize it to further improve the quality of customer services and the efficiency of operation. Specifically, the Company is going to absorb Komatsu Rental Ltd. in July this year and take over the rental equipment assets of Komatsu Rental Ltd., while a new rental subsidiary will take over and engage exclusively in the rental equipment business.
Americas
In North America, overall demand for construction equipment remained firm, supported by expanded demand in the rental equipment industry. In this market environment, Komatsu embarked on sales of new models compliant to new emission control regulations, as well as new hybrid hydraulic excavator models. Komatsu also continued to promote the zero inventory of distributors campaign which was kicked off last year. In Latin America, while demand for construction equipment for use in civil engineering was sluggish as adversely affected by the credit squeeze and the belated start of public works in Brazil, the largest market of Latin America, demand for mining equipment remained strong in Chile and other countries. As a result, first-quarter sales in the Americas increased from the corresponding period a year ago.
Europe & CIS
First-quarter sales improved from the previous first quarter a year ago, reflecting both recovered market conditions in major markets centering on Germany and concerted efforts especially to expand sales of parts. As a result, first-quarter sales in Europe & CIS improved from the previous first quarter a year ago. Komatsu also launched sales of new hybrid hydraulic excavators in some markets.
In CIS, demand for large equipment grew sharply, centering on use for coal, gold and other resource mining, as well as energy development, such as oil and natural gas. As a result, first-quarter sales increased from the previous first quarter a year ago. Komatsu also continued to strengthen product support operations, as represented by parts repairing and technical support for mining equipment at the new Kuzbass Support Center in Siberia.

China
First-quarter sales decreased from the corresponding period a year ago, as demand for construction equipment declined particularly for use in civil engineering as adversely affected by the government’s credit squeeze policy and belated purchase of land for public works. However, Komatsu projects that the Chinese market will continue to grow in the mid to long-range span against the backdrop of advancing urbanization and other factors. In this light, Komatsu continued to expand its production, sales and product support capabilities by increasing the production capacity of Komatsu (Changzhou) Construction Machinery Corp. and training service engineers of its distributors at the KC Techno Center and in the special training course at Shandong Jiaotong University.
Asia & Oceania
In Indonesia, the largest market of Southeast Asia, demand for mining equipment continued to expand, while demand for construction equipment remained strong in the civil engineering, agriculture and forestry sectors. Demand was also strong in India, Malaysia and some other countries. In Australia, demand for large equipment for use in mines was also strong. Reflecting these market conditions, first-quarter sales in Asia & Oceania increased from the previous first quarter a year ago.
During the first quarter, Komatsu embarked on sales of new hybrid hydraulic excavator models in some countries, while working to introduce KOMTRAX (Komatsu Machine Tracking System)-installed standard construction equipment to more regions. In Australia, Komatsu worked to reinforce sales and product support operations, as represented by reorganized distributor functions in August last year and improved efficiency of local assembly work. In Indonesia, Komatsu opened a pilot plant of the bio diesel fuel project designed to reduce environmental impact.
Middle East & Africa
While political and social conditions have continued to be unstable in some countries, demand for equipment was strong especially for use in mines in Africa. In these market conditions, first-quarter sales improved from the previous first quarter a year ago. Komatsu anticipates that markets will continue to expand as driven by demand in mining and infrastructure development sectors. Komatsu continued its efforts to strengthen its sales and product support operations, as demonstrated by introducing KOMTRAX-installed standard construction equipment to some regions and opening the Dakar Office.
Industrial Machinery and Others
First-quarter sales of industrial machinery and other operations advanced by 40.3% from the previous first quarter a year ago, to JPY58.8 billion (USD727 million). In addition to an increase in sales of wire saws from the previous first quarter, which are used to slice silicon ingots, the basic material for solar cells, sales of machine tools also increased as capital investment by the automobile manufacturing industry headed gradually for recovery.
To further enhance the competitive strength of its industrial machinery business, Komatsu NTC Ltd. and Komatsu Machinery Corporation were merged into a single entity and the Company absorbed Komatsu Engineering Corp. in April this year. In May, the Company and Ushio Inc. terminated the 50-50 joint-venture agreement regarding Gigaphoton Inc. and purchased the remaining 50% shares from Ushio Inc. As a result, Gigaphoton has become a wholly owned subsidiary of the Company.

(2) Financial Conditions
As of June 30, 2011, total assets had increased by JPY66.9 billion from the previous fiscal year-end, to JPY2,216.0 billion (USD27,359 million), mainly due to an increase in inventories. Interest-bearing debt increased by JPY51.0 billion from the previous fiscal year-end, to JPY595.1 billion (USD7,347 million). Komatsu Ltd. shareholders’ equity increased by JPY24.2 billion from the previous fiscal year-end, to JPY948.0 billion (USD11,704 million). As a result, Komatsu Ltd. shareholders’ equity ratio decreased by 0.2 percentage points from the previous fiscal year-end, to 42.8%. Net debt-to-equity ratio* was 0.54 compared to 0.50 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt — Cash and cash equivalents — Time deposits) / Komatsu Ltd. shareholders’ equity
For the first quarter period under review, net cash used in operating activities amounted to JPY5.9 billion (USD73 million) due mainly to increased inventories, a decrease of JPY61.1 billion from JPY55.2 billion for net cash provided by operating activities for the previous first quarter period. Net cash used in investing activities amounted to JPY32.5 billion (USD401 million) due to acquisition of subsidiaries and equity investees, whereas net cash used in investing activities for the previous first quarter period totaled JPY17.2 billion. Net cash provided by financing activities amounted to JPY38.6 billion (USD478 million) due to procurement of long-term debt and an increase in short-term debt, whereas net cash used in financing activities for the previous first quarter period totaled JPY30.8 billion. As a result, cash and cash equivalents, as of June 30, 2011, totaled JPY83.0 billion (USD1,025 million), a decrease of JPY1.1 billion from the previous fiscal year-end.
(3) Projections for the Fiscal Year Ending March 31, 2012
(From April 1, 2011 to March 31, 2012)
In the construction, mining and utility equipment business, Chinese demand is not as big as projected earlier, however, Komatsu is anticipating a more-than-projected increase of demand in other Strategic Markets and Traditional Markets. In this light, Komatsu makes no change in the projection of April 27, 2011 concerning consolidated business results for the fiscal year ending March 31, 2012.
Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.
Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets

	Millions of yen
	As of June 30, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥83,049		¥84,224
Time deposits	1,441		734
Trade notes and accounts receivable	510,076		532,757
Inventories	530,719		473,876
Deferred income taxes and other current assets	169,696		152,781

Total current assets	1,294,981	58.4	1,244,372	57.9

Long-term trade receivables	196,213	8.9	183,270	8.5

Investments
Investments in and advances to affiliated companies	20,090		25,115
Investment securities	53,679		60,855
Other	2,989		3,124

Total investments	76,758	3.5	89,094	4.1

Property, plant and equipment
— Less accumulated depreciation	510,188	23.0	508,387	23.7

Goodwill	30,253	1.4	29,321	1.4
Other intangible assets	60,373	2.7	53,971	2.5
Deferred income taxes and other assets	47,305	2.1	40,722	1.9

Total	¥2,216,071	100.0	¥2,149,137	100.0

Liabilities and Equity

	Millions of yen
	As of June 30, 2011		As of March 31, 2011
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥149,499		¥130,308
Current maturities of long-term debt	138,577		122,608
Trade notes, bills and accounts payable	303,141		308,975
Income taxes payable	20,236		38,829
Deferred income taxes and other current liabilities	211,848		199,268

Total current liabilities	823,301	37.2	799,988	37.2

Long-term liabilities
Long-term debt	307,033		291,152
Liability for pension and retirement benefits	45,873		48,027
Deferred income taxes and other liabilities	51,171		37,290

Total long-term liabilities	404,077	18.2	376,469	17.5

Total liabilities	1,227,378	55.4	1,176,457	54.7

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,582		140,523
Retained earnings:
Appropriated for legal reserve	37,147		34,494
Unappropriated	880,837		847,153
Accumulated other comprehensive income (loss)	(143,203)		(131,059)
Treasury stock	(35,176)		(35,138)

Total Komatsu Ltd. shareholders’ equity	948,057	42.8	923,843	43.0

Noncontrolling interests	40,636	1.8	48,837	2.3

Total equity	988,693	44.6	972,680	45.3

Total	¥2,216,071	100.0	¥2,149,137	100.0

(2) Condensed Consolidated Statements of Income

	Millions of yen except per share amounts
	First quarter ended		First quarter ended
	June 30, 2011		June 30, 2010
		Ratio		Ratio
		(%)		(%)
Net sales	¥494,177	100.0	¥447,140	100.0
Cost of sales	356,637	72.2	329,856	73.8
Selling, general and administrative expenses	69,428	14.0	62,947	14.1
Other operating income (expenses), net	257	0.1	(262)	(0.1)

Operating income	68,369	13.8	54,075	12.1

Other income (expenses), net	72		(3,971)
Interest and dividend income	1,295	0.3	1,021	0.2
Interest expense	(1,888)	(0.4)	(1,669)	(0.4)
Other, net	665	0.1	(3,323)	(0.7)

Income before income taxes and equity in earnings of affiliated companies	68,441	13.8	50,104	11.2

Income taxes	11,136	2.3	17,466	3.9
Income before equity in earnings of affiliated companies	57,305	11.6	32,638	7.3
Equity in earnings of affiliated companies	581	0.1	641	0.1
Net income	57,886	11.7	33,279	7.4
Less net income attributable to noncontrolling interests	(2,180)	(0.4)	(2,582)	(0.6)

Net income attributable to Komatsu Ltd.	¥55,706	11.3	¥30,697	6.9

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	57.55		31.72
Diluted	57.50		31.70

(3) Consolidated Statements of Equity
First quarter ended June 30, 2011

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680
Cash dividends				(19,369)			(19,369)	(6,063)	(25,432)
Transfer to retained earnings appropriated for legal reserve			2,653	(2,653)			—		—
Other changes							—	(3,881)	(3,881)
Comprehensive income (loss)
Net income				55,706			55,706	2,180	57,886
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(10,241)		(10,241)	(421)	(10,662)
Net unrealized holding gains (losses) on securities available for sale					(2,243)		(2,243)		(2,243)
Pension liability adjustments					(196)		(196)		(196)
Net unrealized holding gains (losses) on derivative instruments					536		536	(16)	520

Comprehensive income (loss)							43,562	1,743	45,305

Issuance and exercise of stock acquisition rights		(61)					(61)		(61)
Purchase of treasury stock						(216)	(216)		(216)
Sales of treasury stock		120				178	298		298

Balance at June 30, 2011	¥67,870	¥140,582	¥37,147	¥880,837	¥(143,203)	¥(35,176)	¥948,057	¥40,636	¥988,693

First quarter ended June 30, 2010

	Millions of yen
			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799
Cash dividends				(7,749)			(7,749)	(102)	(7,851)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—		—
Comprehensive income (loss)
Net income				30,697			30,697	2,582	33,279
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(35,245)		(35,245)	(2,983)	(38,228)
Net unrealized holding gains (losses) on securities available for sale					(3,350)		(3,350)		(3,350)
Pension liability adjustments					(215)		(215)		(215)
Net unrealized holding gains (losses) on derivative instruments					938		938	(60)	878

Comprehensive income (loss)							(7,175)	(461)	(7,636)

Issuance and exercise of stock acquisition rights							—		—
Purchase of treasury stock						(545)	(545)		(545)
Sales of treasury stock							—		—

Balance at June 30, 2010	¥67,870	¥140,421	¥32,726	¥746,295	¥(133,506)	¥(35,300)	¥818,506	¥42,261	¥860,767

(4) Consolidated Statements of Cash Flows

	Millions of yen
	First quarter	First quarter
	ended June 30,	ended June 30,
	2011	2010
Operating activities
Net income	¥57,886	¥33,279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,356	21,433
Deferred income taxes	(5,605)	8,308
Net loss (gain) from sale of investment securities and subsidiaries	(130)	33
Net loss (gain) on sale of property	(236)	(585)
Loss on disposal of fixed assets	388	457
Pension and retirement benefits, net	(838)	(3,074)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	5,160	(15,202)
Decrease (increase) in inventories	(57,626)	(4,336)
Increase (decrease) in trade payables	(14,083)	32,280
Increase (decrease) in income taxes payable	(18,466)	(8,086)
Other, net	7,249	(9,261)

Net cash provided by (used in) operating activities	(5,945)	55,246

Investing activities
Capital expenditures	(24,067)	(18,829)
Proceeds from sale of property	2,991	2,043
Proceeds from sale of available for sale investment securities	410	2
Purchases of available for sale investment securities	(333)	(536)
Acquisition of subsidiaries and equity investees, net of cash acquired	(11,162)	762
Collection of loan receivables	213	305
Disbursement of loan receivables	(61)	(27)
Decrease (increase) in time deposits	(504)	(935)

Net cash provided by (used in) investing activities	(32,513)	(17,215)

Financing activities
Proceeds from long-term debt	61,355	17,893
Repayments on long-term debt	(7,740)	(5,367)
Increase (decrease) in short-term debt, net	20,806	(25,478)
Repayments of capital lease obligations	(17,524)	(9,977)
Sale (purchase) of treasury stock, net	23	(6)
Dividends paid	(19,369)	(7,749)
Other, net	1,130	(133)

Net cash provided by (used in) financing activities	38,681	(30,817)

Effect of exchange rate change on cash and cash equivalents	(1,398)	(5,314)

Net increase (decrease) in cash and cash equivalents	(1,175)	1,900

Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥83,049	¥84,329

(5) Note to the Going Concern Assumption
None
(6) Business Segment Information
1) Information by Operating Segments

(For the first quarter ended June 30, 2011)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery and		Corporate &
	Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	435,324	58,853	494,177	—	494,177
Intersegment	1,306	1,716	3,022	(3,022)	—
Total	436,630	60,569	497,199	(3,022)	494,177
Segment profit	60,886	8,844	69,730	(1,618)	68,112

(For the first quarter ended June 30, 2010)

	Millions of yen
	Construction,
	Mining and	Industrial
	Utility	Machinery and		Corporate &
	Equipment	Others	Subtotal	elimination	Total
Net sales:
Customers	405,206	41,934	447,140	—	447,140
Intersegment	438	2,303	2,741	(2,741)	—
Total	405,644	44,237	449,881	(2,741)	447,140
Segment profit	54,265	2,035	56,300	(1,963)	54,337

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:
a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.
2) Geographic Information
Net sales to customers recognized by sales destination for the first quarter ended June 30, 2011 and 2010 are as follows:

(For the first quarter ended June 30, 2011)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	83,931	109,062	53,646	101,904	116,033	29,601	494,177

*	Excluding Japan and China

(For the first quarter ended June 30, 2010)

	Millions of yen
			Europe &		Asia* &	Middle East
	Japan	Americas	CIS	China	Oceania	& Africa	Total
Net sales to customers	71,425	101,576	39,752	114,892	98,019	21,476	447,140

*	Excluding Japan and China
(7) Note in Case of a Notable Changes in the Amount of Shareholders’ Equity
None
(end)